UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 12)*
REVLON, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
STEVEN M. COHEN
EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER
AND GENERAL COUNSEL
MACANDREWS & FORBES INCORPORATED
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
ADAM O. EMMERICH, ESQ. AND DONGJU SONG, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000
August 15, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ronald O. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON Mafco Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON MFV Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON RCH Holdings One Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON DBX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON NDX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON Perelman Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 4,546,352 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,546,352 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,352 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON RLX Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

1	NAME OF REPORTING PERSON RLX Holdings Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,035,412 shares of Class A Common Stock outstanding as of August 15, 2019.

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which amends and supplements the statement on Schedule 13D, dated October 8, 2009, as amended and supplemented by Amendment No. 1 thereto dated October 8, 2013, Amendment No. 2 thereto dated January 14, 2016, Amendment No. 3 thereto dated August 17, 2016, Amendment No. 4 thereto dated May 9, 2017, Amendment No. 5 thereto dated June 9, 2017, Amendment No. 6 thereto dated June 21, 2017, Amendment No. 7 thereto dated August 9, 2017, Amendment No. 8 thereto dated September 18, 2017, Amendment No. 9 thereto dated September 22, 2017, Amendment No. 10 thereto dated September 20, 2018 and Amendment No. 11 thereto dated March 22, 2019 (as amended, the “Schedule 13D”), is being filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, The ROP Revocable Trust dated 1/9/2018, a New York trust, MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), REV Holdings LLC, a Delaware limited liability company, Mafco Four LLC, a Delaware limited liability company, MFV Holdings One LLC, a Delaware limited liability company, RCH Holdings One Inc., a Delaware corporation, SGMS Acquisition Two LLC, a Delaware limited liability company, DBX Holdings One LLC, a Delaware limited liability company, NDX Holdings One LLC, a Delaware limited liability company, MacAndrews & Forbes Group, LLC, a Delaware limited liability company, SGMS Acquisition Three LLC, a Delaware limited liability company, Perelman Trust Company, LLC, a Delaware limited liability company, RLX Holdings One LLC, a Delaware limited liability company, RLX Holdings Two LLC, a Delaware limited liability company, RLX Holdings Three LLC, a Delaware limited liability company and RLX Holdings Four LLC, a Delaware limited liability company (each of the foregoing, a “Reporting Person,” and collectively, the “MacAndrews & Forbes Reporting Persons”) relating to the shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Revlon, Inc., a Delaware corporation (the “Company”).
Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.
Item 3.  Source and Amount of Funds or Other Consideration
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:
Since Amendment No. 11 to the Schedule 13D, the MacAndrews & Forbes Reporting Persons effected open market purchases of an aggregate total of 520,000 shares of Class A Common Stock for an aggregate purchase price of approximately $11,038,701, using cash on hand.
Item 4.  Purpose of Transaction
The paragraph which was added to Item 4 of the Schedule 13D in Amendment No. 2 thereto is hereby deleted and replaced with the following:
The MacAndrews & Forbes Reporting Persons and the Company have determined to explore strategic transactions involving the Company and third parties. In that regard, the MacAndrews & Forbes Reporting Persons and the Company expect from time to time to communicate with third parties as to the possibility of such transactions and related strategic, financial and other matters.  An external financial advisor has been retained to assist in these efforts.  As of the date of this Amendment No. 12, the MacAndrews & Forbes Reporting Persons have not formulated any specific or definitive plan or proposal relating to the matters described in this paragraph, and there can be no assurance that exploration of any transaction, to the extent undertaken, would result in interest by any third party, or result in a transaction of interest to the MacAndrews & Forbes Reporting Persons, or as to the terms of any such transaction.  The MacAndrews & Forbes Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law.  The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.
Item 5.  Interest in Securities of the Issuer
Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(a)-(b) MacAndrews & Forbes, the sole stockholder of which is the ROP Revocable Trust, directly or indirectly owns all the stock or membership interests, as applicable, of REV Holdings LLC, Mafco Four LLC, MFV Holdings One LLC, RCH Holdings One Inc., SGMS Acquisition Two LLC, DBX Holdings One LLC, NDX Holdings One LLC, MacAndrews & Forbes Group, LLC, SGMS Acquisition Three LLC, RLX Holdings One LLC, RLX Holdings Two LLC, RLX Holdings Three LLC and RLX Holdings Four LLC, and all the voting interests of Perelman Trust Company, LLC.
Of the 46,223,321 shares of Class A Common Stock reported herein, (i) 41,676,969 shares of Class A Common Stock are owned by MacAndrews & Forbes or its wholly owned subsidiaries and (ii) 4,546,352 shares of Class A Common Stock are owned by Perelman Trust Company, LLC.
The total ownership of the MacAndrews & Forbes Reporting Persons represents approximately 87.2% of all of the Company’s outstanding Class A Common Stock, which is the only class of the Company’s equity securities outstanding as of the date hereof.
The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated:  August 15, 2019
/s/ Ronald O. Perelman
Ronald O. Perelman
THE ROP REVOCABLE TRUST DATED 1/9/2018
By:     /s/ Ronald O. Perelman
     Name: Ronald O. Perelman
      Title:    Trustee
MACANDREWS & FORBES INCORPORATED
REV HOLDINGS LLC
MAFCO FOUR LLC
MFV HOLDINGS ONE LLC
SGMS ACQUISITION TWO LLC
RCH HOLDINGS ONE INC.
DBX HOLDINGS ONE LLC
NDX HOLDINGS ONE LLC
MACANDREWS & FORBES GROUP, LLC
SGMS ACQUISITION THREE LLC
RLX HOLDINGS ONE LLC
RLX HOLDINGS TWO LLC
RLX HOLDINGS THREE LLC
RLX HOLDINGS FOUR LLC
By:     /s/ Paul G. Savas
      Name: Paul G. Savas
      Title:    Executive Vice President and
      Chief Financial Officer
PERELMAN TRUST COMPANY, LLC
By: MacAndrews & Forbes Incorporated, its managing member
By:     /s/ Paul G. Savas
      Name: Paul G. Savas
      Title:    Executive Vice President and
          Chief Financial Officer